UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: September 24, 2018

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Information about Dolfie Othniel Fredric Palit as Legislative Candidate in 2019 Indonesia General Election.

Nomor: TEL.176/LP 000/COP-I5000000/2018

Jakarta, September 24, 2018

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re: Information about Dolfie Othniel Fredric Palit as Legislative Candidate in 2019 Indonesia General Election

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No.31/POJK/04/2015 related to disclosure of information and material facts for public company, we hereby inform you that General Elections Commission of Republic of Indonesia has named Dolfie Othniel Fredric Palit, Independent Commissioner of PT Telkom Indonesia (Persero) Tbk, in the Final Candidate List for House of Representative of Republic of Indonesia, dated September 20, 2018.

Based on:

a.

Article 12 paragraph 4 Government Regulation No. 32 Year 2018 regarding Resignation Procedure for Nomination of Member of House of Representative, Member of Regional Representative Board, Member of Regional House of Representative, President and Vice President, Permission Request for President and Vice President Candidacy and leave for election campaign;

b.	Article 54 paragraph 2 Government Regulation No. 45 Year 2006 regarding Establishment, Management, Supervision and Dissolution of State-Owned Enterprises; and
c.	Article 11 paragraph (28) Telkom’s Article of Association.

In accordance with the above mentioned regulations, due to dual occupation, Dolfie Othniel Fredric Palit’s position as Telkom’s Independent Commissioner has ended since the date of determination of Final Candidate List, and the ratification will be held in the Company’s nearest Annual General Meeting of Shareholders (AGMS).

Sincerely yours,

/s/ Andi Setiawan

Andi Setiawan

VP Investor Relations

cc:

1.Indonesia Stock Exchange through IDXnet; and

2.Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata).

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	62-21-5215109
Fax.	62-21-5220500
E-mail	investor@telkom.co.id
Website	www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.